This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

February 11, 2003

3.

Press Release

The press release was issued on February 11, 2003 and was disseminated by Canadian Corporate News (Canadian only), Canada Stockwatch and Market News.

4.

Summary of Material Change

The Company announced that it has engaged BMO Nesbitt Burns, Salman Partners Inc. and Canaccord Capital Corporation to act as co-leads in a syndicate including Haywood Securities Inc. to market by way of a private placement up to 5,500,000 common shares of the Company at  a price of $3.10 per share for gross proceeds of $17,050,000. The common shares will be subject to a four month hold period commencing on the closing date.

The Company has agreed to pay the agents a commission of 7% of the gross proceeds of the private placement, payable upon closing

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke;  Cliff T. Davis
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on February 13, 2002

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

$17 MILLION PRIVATE PLACEMENT FINANCING

February 11, 2003

Nevsun Resources Ltd. (NSU-TSX) announced today that it has engaged BMO Nesbitt Burns, Salman Partners Inc. and Canaccord Capital Corporation to act as co-leads in a syndicate including Haywood Securities Inc. to market by way of a private placement up to 5,500,000 common shares of the Company at  a price of $3.10 per share for gross proceeds of $17,050,000. The common shares will be subject to a four month hold period commencing on the closing date.

The Company has agreed to pay the agents a commission of 7% of the gross proceeds of the private placement, payable upon closing.

The proceeds of this placement will be used for the exploration of Nevsun’s projects and for general corporate purposes. The terms of the private placement are subject to regulatory approval.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com